TMM COMPANY CONTACT:                                                       AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                                           Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                                      312-726-3600
jacinto.marina@tmm.com.mx                                                         kwalczak@dresnerco.com

Monica Azar, Investor Relations
011-525-55-629-8703
monica.azar@tmm.com.mx

GRUPO TMM TO DELIST FROM THE NYSE

(Mexico City, May 23, 2012) – Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; “TMM” or the “Company”), a Mexican intermodal transportation and logistics company, announced that on May 22, 2012, the Company’s Board of Directors approved a resolution authorizing the delisting of TMM’s American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”).

The Company’s financial results for the past few years have been mainly impacted by the high volatility of the exchange rate between Mexican pesos and U.S. dollars and the global economic slowdown, calling into question the continued viability of TMM’s NYSE listing. Due to this volatility, at the exchange rates in effect at the close of the first quarter, when the Company announced on May 2, its first quarter results, Grupo TMM had fallen below the average global market capitalization and stockholders’ equity continued listing standards. The NYSE notified the Company of this noncompliance. At today’s exchange rate, the Company satisfies the stockholders’ equity standard.

After careful review of the circumstances, including the volatility of the exchange rate which causes uncertainty of TMM's ability to satisfy the NYSE's continued listing standards going forward, the Company’s Board of Directors has decided to initiate steps to voluntarily delist TMM’s ADSs from the NYSE and not pursue any compliance plan with the NYSE. In reaching this decision, the Company’s Board of Directors also noted the low trading volume in TMM’s ADSs and the compliance costs associated with maintaining a U.S. listing.

The Company intends to delist the ADSs by filing a Form 25 with the SEC. TMM expects that its ADSs will trade on the over-the-counter (“OTC”) market thereafter.

TMM’s ADSs will continue to be registered under the U.S. Securities Exchange Act of 1934. In addition, TMM’s nominative common shares underlying the ADSs will continue to be traded in Mexico on the Bolsa Mexicana de Valores (the “Mexican Stock Exchange”).

Headquartered in Mexico City, TMM is a Latin American intermodal transportation company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s Web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of TMM’s management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of TMM’s investment in new businesses; risks associated with TMM’s reorganization and restructuring; TMM’s ability to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and TMM’s ability to restructure or refinance its indebtedness. These risk factors and additional information are included in TMM’s reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.